Exhibit 5.2

December 7, 2017

Calfee, Halter & Griswold LLP

The Calfee Building

1405 East Sixth Street

Cleveland, Ohio 44114-1607

Re:	The J. M. Smucker Company
Indenture and Notes

Ladies and Gentlemen:

You have acted as counsel to The J. M. Smucker Company, an Ohio corporation (the “Company”), in connection with the registration of (i) $300 million in principal amount of 2.200% Notes due 2019 (the “2019 Notes”) and (ii) $500 million in principal amount of 3.375% Notes due 2027 (the “2027 Notes” and, together with the 2019 Notes, the “Notes”) pursuant to a Registration Statement on Form S-3 (File No. 333-220696 ), which was filed with the Securities and Exchange Commission on September 28, 2017 (the “Registration Statement”). The Notes are being offered pursuant to the prospectus accompanying the Registration Statement, as supplemented by a prospectus supplement relating to the Notes dated December 4, 2017 (the prospectus, the prospectus supplement and any amendments thereto, collectively, the “Prospectus”). Both the Registration Statement and the Prospectus were filed under the Securities Act of 1933, as amended (the “Securities Act”). The Notes will be issued under the indenture, dated as of March 20, 2015 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, to be dated as of December 7, 2017, by and between the Company and the Trustee (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

As such counsel, you have asked us to deliver to you this opinion as to the specified matters of New York law relating to the Indenture and the Notes.

Based upon, and subject to, the various assumptions and qualifications set forth herein, we are of the opinion, as of the date hereof, that:

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
ROCHESTER, NY • BUFFALO, NY • ALBANY, NY • CORNING, NY • NEW YORK, NY

Calfee, Halter & Griswold LLP

December 7, 2017

1. The Indenture is the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2. Upon the issuance and authentication of the Notes by the Trustee in accordance with the Indenture, the Notes will constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

The foregoing opinions are subject to (i) bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting the rights and remedies of creditors generally, and (ii) constitutional and public policy limitations and general principles of equity. In addition, we express no opinion as to: (i) the right to collect any payment to the extent that such payment constitutes a penalty, premium, forfeiture, or late payment charge; (ii) whether the exercise of a remedy limits or precludes the exercise of another remedy; (iii) any purported right of indemnification or exculpation with respect to illegal acts, intentional torts, willful conduct, or violations of securities laws; (iv) any purported right to intervene in a legal proceeding; (v) provisions that have the effect of extending the applicable statute of limitations; (vi) the effectiveness and enforceability of waivers of setoff, or statutory, regulatory or constitutional rights; or (vii) provisions that expressly or impliedly purport to waive extra-contractual remedies.

The foregoing opinions are based solely on a review of generally applicable laws of New York and not on the basis of any review of any orders, decrees, judgments or other determinations that may be specifically applicable to the Company.

For the purpose of rendering the foregoing opinions, we have examined only (i) the Indenture and the forms of the Supplemental Indenture and the Notes, and (ii) your opinion of counsel, dated the date hereof (the “Calfee Opinion”). We have not reviewed any other documents or made any independent investigation whatsoever for the purposes of rendering our opinions, and we make no representation as to the scope or sufficiency of our document review for your purposes. With your permission, the foregoing opinions are qualified in all respects by the scope of such document examination.

In rendering these opinions, we have made such examination of New York laws as we have deemed relevant for the purposes hereof. We have not participated in any aspect of the negotiation, documentation or consummation of the transactions underlying or contemplated by, or entered into concurrently with, the Indenture or the Notes. Accordingly, we have, with your permission, assumed and relied, without independent investigation, upon, among other things: (i) the due formation, existence and good standing of the Company and the Trustee, and the truth, accuracy and completeness of their representations, warranties and acknowledgements contained in the Indenture; (ii) the due authorization, execution and valid delivery of the Indenture, each Supplemental Indenture and the Notes by the Company and the Trustee, and the legality, validity and binding effect of the Indenture and each Supplemental Indenture as to the Trustee; (iii) the due authorization, execution, authentication, issuance, payment for, and valid delivery of the Notes in accordance with the Indenture; (iv) payment of the

Calfee, Halter & Griswold LLP

December 7, 2017

consideration for the Notes; (v) that any action taken by any person or entity in connection with the performance or enforcement of the Indenture, Supplemental Indenture or the Notes will be lawful, commercially reasonable and taken in good faith and only in circumstances and in a manner in which it is equitable and commercially reasonable to do so and otherwise in accordance with applicable law; (vi) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with the original documents of all documents submitted to us as reproduced copies, and the authenticity of all such latter documents; and (vii) the accuracy of the matters addressed in the Calfee Opinion.

We express no opinion with respect to compliance by the Company or any other party with the disclosure or anti-fraud requirements of the New York “blue sky” laws or the effect of any non-compliance with such requirements on the enforceability of the Indenture or the Notes.

We express no opinion herein as to any of the transactions underlying or contemplated by the Indenture or the Notes. Without limiting the generality of that statement, we express no opinion with respect to the financial terms of those transactions, the fairness of those terms to any person or entity, or the satisfaction of any fiduciary duties that may exist.

We express no opinion as to the law of any jurisdiction other than the law of the State of New York.

This opinion speaks only as of the date of its issue and may not be relied upon to the extent subsequent legislative actions or judicial decisions cause changes in the law which would affect the validity of this opinion if given at that time. We assume no responsibility to revise or amend this opinion in the event of such actions or decisions. This opinion is being issued and delivered solely for your benefit and may not be relied upon by any other person. You may rely on this opinion letter in issuing your opinion to the Company in connection with the offering of the Notes.

Very truly yours,

/s/ Harter Secrest & Emery LLP